SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, May 15, 2013

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the first quarter of 2013 which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s consolidated results and comparisons refer to the fourth quarter of 2012 (4Q12) and first quarter of 2012 (1Q12), unless otherwise stated. The Real/U.S. Dollar exchange rate on March 28, 2013 was R$2.0138.

•         Steel sales volume in 1Q13 totaled 1.6 million tonnes, 17% up on 1Q12 and a new first-quarter record;

•         Working capital declined R$0.8 billion at the end of 1Q13 as compared to the end of 1Q12, with a reduction of 33 days in the cash conversion cycle, chiefly due to improved payment management;

•         Investments totaled R$509 million in 1Q13;

•         CSN closed 1Q13 with cash and cash equivalents of R$14.1 billion.

 Executive Summary

Highlights	1Q13	4Q12	1Q12	1Q13 x 4Q12 (Change)	1Q13 x 1Q12 (Change)
Consolidated Net Revenue (R$ MM)	3,642	4,444	3,435	-18%	6%
Consolidated Gross Profit (R$ MM)	790	1,129	1,011	-30%	-22%
Adjusted EBITDA (R$ MM)	902	1,222	1,114	-26%	-19%
Total Sales (thousand t)
- Steel	1,550	1,506	1,322	3%	17%
- Domestic Market	77%	77%	79%	-1 p.p.	-2 p.p.
- Overseas Subsidiaries	21%	20%	19%	1 p.p.	2 p.p.
- Export	2%	3%	2%	0 p.p.	0 p.p.
- Iron Ore ¹	4,148	6,422	6,691	-35%	-38%
- Domestic Market	0%	0%	3%	0 p.p.	-3 p.p.
- Export	100%	100%	97%	0 p.p.	3 p.p.
Adjusted Net Debt (R$ MM)	16,199	15,707	14,266	3%	14%
Adjusted Cash Position	14,118	14,445	14,144	-2%	0%
(1) Sales volumes include 100% of NAMISA sales

At the close of 1Q13

•    BM&FBovespa (CSNA3): R$8.76/share

•    NYSE (SID): US$4.48/ADR (1 ADR = 1 share)

•    Total no. of shares = 1,457,970,108

•    Market Cap – BM&FBovespa: R$12.8 billion

•    Market Cap – NYSE: US$6.5 billion

Investor Relations Team

•   IR Executive Officer: David Salama (+55 11) 3049-7588

•   IR Manager: Claudio Pontes - (+55 11) 3049-7592

•   Specialist: Kate Murano - (+55 11) 3049-7585

•   Senior Analyst: Ana Troster – (+55 11) 3049-7526

•   Analyst: Leonardo Goes – (+55 11) 3049-7593

invrel@csn.com.br

1

Economic Scenario

The outlook for global economic activity is one of moderate and volatile growth, pushed by the emerging nations. The United States continues to stand out among the mature economies and should record growth similar to that in 2012. In March, the global manufacturing Purchasing Managers Index (PMI) moved up for the third consecutive month, reaching 51.2 points, versus 50.9 in February.

According to the figures released in April, the IMF expects global growth of 3.3% in 2013, slightly higher than the 3.2% recorded last year.

USA

U.S. GDP grew by an annualized 2.5% in 1Q13, versus 0.4% in 4Q12. According to the FED, industrial production recorded annualized growth of 5.0% at the end of the first quarter, the highest figure since 1Q12, accompanied by capacity utilization  of 78.5%. The manufacturing PMI recorded 51.3 points in March, moving up for the fourth consecutive month.

Thanks to controlled inflation, the FED is able to maintain its policy of stimulating the economy by keeping interest rates down, projecting for 2013 GDP growth between 2.3% and 2.8%.

Europe

Eurozone GDP is expected to shrink in 2013, not only in the peripheral nations but also in the central ones, despite moderate growth forecasted for certain countries, such as Germany. The European Central Bank expects a decline on GDP between 0.1% and 0.9% for the year as a whole, albeit with a gradual recovery in economic activity in the second half, driven by improved exports, although domestic demand is likely to remain sluggish.

The manufacturing industry continued to fall in March with deteriorating business conditions, and the manufacturing PMI recording 46.8 points, the lowest level in three months, remaining below expansion since August 2011.

Eurozone unemployment averaged 12.1% in March, in line with February’s figure, equivalent to 19 million people out of work. Greece and Spain recorded the highest rate, around 27%, versus 5.4% in Germany.

In the UK, first-quarter GDP edged up by 0.3% over 4Q12, when it dipped by the same amount. Annualized inflation remained at 2.8% in March, the highest figure since May 2012, and the Bank of England expects inflation to reach 3% in 2013, remaining above the target of 2% until the beginning of 2016.

Asia

In China, positive highlights were manufacturing PMI, which stood at 51.6 points in March, higher than the 50.4 points in February and the fifth consecutive monthly upturn, together with industrial output and retail sales, which climbed in 1Q13 by 9.5% and 10.3% in relation to the same period in 2012.

Despite the favorable figures, the growth of the Chinese economy presents signs of a slight slowdown. First-quarter GDP moved up by 7.7% over 1Q12, less than the year-on-year upturn of 7.9% recorded in 4Q12. For 2013, the country’s Central Bank is maintaining its GDP growth target of 7.5%.

In Japan, some indicators are pointing to an improvement in economic activity. In January, industrial production inched up by 0.3%, while consumer confidence recorded 44.3 points in February, the highest figure since the beginning of 2007. Fueled by the expansionist policy and the recent depreciation of the yen, the recovery of exports had a positive impact on manufacturing PMI, which reached 50.4 points in March, the first expansion since May 2012.

Brazil

For 2013, the Central Bank’s FOCUS report expects GDP growth of 3%, pulled by household consumption, low unemployment and the increase in average real earnings. However, growth is not diffused throughout the entire economy, with highlight for the demand in the services sector.

2

First-quarter industrial output grew by 0.8% over the previous three months, while in the last twelve months it recorded a decline of 2.0%.

Inflation measured by the IPCA consumer price index recorded 6.59% in the 12 months through March 2013, exceeding the target of 6.50% set by the Monetary Policy Committee (COPOM). This contributed for the COPOM to raise the Selic base rate to 7.50% at its last meeting in April.

On the foreign exchange front, the real appreciated by 1.5% against the U.S. dollar in 1Q13, closing March at R$2.01/US$, while foreign reserves totaled US$377 billion.

Macroeconomic Projections

	2013	2014
IPCA (%)	5.80	5.80
Commercial dollar (final) – R$	2.01	2.05
SELIC (final - %)	8.25	8.25
GDP (%)	3.00	3.50
Industrial Production (%)	2.53	3.55
Source: FOCUS BACEN Base: May 10, 2013

Adoption of IFRS 10/11

As of January 1, 2013, the Company adopted IFRS 10 – Consolidated Financial Statements, corresponding to CPC 36 (R3) – Demonstrações Financeiras Consolidadas, approved by the CVM in December 2012, and IFRS 11 – Joint Arrangements, corresponding to CPC 19 (R2) - Negócios em Conjunto, approved by the CVM in November 2012. As a result, given that the proportional consolidation method is no longer permitted, the Company has ceased to consolidate its jointly-owned subsidiaries Namisa, MRS Logística and CBSI, and now accounts for them under the equity method. The main impacts are on net revenue, cost of goods sold, gross profit, financial result, equity result and net income. For comparability purposes, the consolidated financial statements for the quarters ended March 31, 2012 and December 31, 2012 were reclassified to reflect this alteration.

Net Revenue

CSN recorded consolidated net revenue of R$3,642 million in 1Q13, 18% down on the R$4,444 million recorded in 4Q12, mainly due to lower iron ore sales.

Cost of Goods Sold (COGS)

In 1Q13, consolidated COGS came to R$2,852 million, 14% less than the R$3,315 million posted in the previous quarter, also mainly due to lower iron ore sales.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$311 million in the first quarter, 21% down on the R$395 million recorded in 4Q12, essentially due to lower iron ore freight costs.

In 1Q13, the “Other Operating Expenses” totaled R$95 million, 34% down on the other expenses of R$145 million posted in 4Q12, chiefly due to the reduction in corporate expenses.

EBITDA

The Company uses Adjusted EBITDA to measure the performance of its various segments and their operating cash flow generation capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, equity income and other operating revenue (expenses). However, although it is used to measure segment results, EBITDA is not a measure recognized by Brazilian accounting practices or International Financial Reporting Standards (IFRS), has no standard definition and therefore should not be compared to similar indicators adopted by other companies.

3

Adjusted EBITDA considers the Company’s proportional interest in Namisa, MRS Logística and CBSI and is on a comparable basis with the amounts published in 2012.

Adjusted EBITDA totaled R$902 million in 1Q13, 26% down on 4Q12, chiefly due to the contribution from the mining, steel, logistics and energy segments.

The adjusted consolidated EBITDA margin stood at 25% in 1Q13, 2 p.p. less than in 4Q12.

Financial Result and Net Debt

The 1Q13 net financial result was negative by R$527 million, chiefly due to the following factors:

▪ Interest on loans and financing totaling R$480 million;

▪ Expenses of R$6 million with the monetary restatement of tax payment installments;

▪ Monetary and foreign exchange variations of R$31 million, including the result of derivative operations;

▪ Other financial expenses totaling R$48 million.

These negative effects were partially offset by consolidated financial revenue of R$38 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

On March 31, 2013, consolidated net debt stood at R$16.2 billion, R$0.5 billion more than the R$15.7 billion recorded on December 31, 2012, essentially due to the following factors:

▪  Dividend payments totaling R$0.3 billion;

▪  Investments of R$0.5 billion in fixed assets;

▪  A R$0.5 billion effect from disbursements related to debt charges;

▪  Exchange variation of R$0.1 billion.

These effects were partially offset by adjusted EBITDA of R$0.9 billion.

The net debt/EBITDA ratio closed the first quarter at 3.75x, based on LTM adjusted EBITDA.

Equity Result

The effect of equity result on the Company’s consolidated income statement totaled R$17 million in 1Q13, due to the adoption of IFRS 10 (CPC 36) and IFRS 11 (CPC 19).

4

Consolidated Net Income

CSN posted consolidated net income of R$16 million in 1Q13 due to the operating results described above.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

CSN invested R$509 million in 1Q13, R$280 million of which in the parent company, mostly in the following projects:

✓  Expansion of the Casa de Pedra mine and Itaguaí Port: R$54 million;

✓  Construction of the long steel plant: R$101 million.

The remaining R$229 million went to subsidiaries and joint subsidiaries, as follows:

✓  Transnordestina Logística: R$82 million;

✓  MRS: R$61 million;

✓  Namisa: R$2 million.

Working Capital

Working capital closed 1Q13 at R$1,666 million, R$17 million up on the R$1,649 million recorded at the end of 2012, chiefly due to increased inventories, partially offset by the reduction in accounts receivable. The average inventory turnover period increased by four days, while the average supplier payment and receivables period fell by three days and two days, respectively.

In the last 12 months, working capital fell by R$783 million, basically due to the increase in the suppliers line, thanks to improved payment management and the reduction in accounts receivable.

WORKING CAPITAL (R$ MM)	1Q13	4Q12	1Q12	Change 1Q13 x 4Q12	Change 1Q13 x 1Q12
Assets	4,100	4,040	4,123	60	(23)
Accounts Receivable	1,506	1,646	1,623	(140)	(117)
Inventory (*)	2,583	2,388	2,498	195	85
Advances to Taxes	12	6	2	6	10
Liabilities	2,435	2,392	1,673	43	762
Suppliers	1,881	1,892	1,154	(11)	727
Salaries and Social Contribution	192	185	166	7	27
Taxes Payable	332	273	330	59	2
Advances from Clients	30	41	24	(11)	7
Working Capital	1,666	1,649	2,449	17	(783)

TURNOVER RATIO Average Periods	1Q13	4Q12	1Q12	Change 1Q13 x 4Q12	Change 1Q13 x 1Q12
Receivables	30	32	35	(2)	(5)
Supplier Payment	59	62	43	(3)	16
Inventory Turnover	82	78	94	4	(12)
Cash Conversion Cycle	53	48	86	5	(33)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

5

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy.  The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and Packaging)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments.

Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

Net Revenue by Segment (R$ million)

Adjusted EBITDA by Segment (R$ million)

6

R$ million								1Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,947	747	39	225	47	98	(461)	3,642
Domestic Market	2,313	87	39	225	47	98	(218)	2,592
Foreign Market	634	659	-	-	-	-	(243)	1,050
Cost of Goods Sold	(2,456)	(454)	(21)	(171)	(41)	(67)	358	(2,852)
Gross Profit	492	293	19	55	6	30	(103)	790
Selling, General and Administrative Expenses	(158)	(17)	(6)	(22)	(5)	(14)	(89)	(311)
Depreciation	194	51	2	31	4	7	(2)	287
Proportional EBITDA of Jointly Controlled Companies							135	135
Adjusted EBITDA	528	326	15	63	5	24	(59)	902
Adjusted EBITDA Margin	18%	44%	38%	28%	11%	24%		25%

R$ million								4Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,835	1,301	42	271	61	98	(165)	4,444
Domestic Market	2,237	241	42	271	61	98	(95)	2,856
Foreign Market	597	1,060	-	-	-	-	(70)	1,587
Cost of Goods Sold	(2,305)	(769)	(21)	(188)	(47)	(67)	83	(3,315)
Gross Profit	529	532	21	83	13	32	(82)	1,129
Selling, General and Administrative Expenses	(149)	(9)	(5)	(24)	(5)	(16)	(186)	(395)
Depreciation	184	49	2	36	4	7	21	302
Proportional EBITDA of Jointly Controlled Companies							186	186
Adjusted EBITDA	564	572	18	94	12	23	(61)	1,222
Adjusted EBITDA Margin	20%	44%	42%	35%	20%	23%		27%

Steel

Scenario

According to the World Steel Association (WSA) global crude steel production totaled 389 million tonnes in 1Q13, 6% higher than in 4Q12, with China being responsible for 192 million tonnes, 10% up in the same period and a new record.

Existing global capacity use increased from 73% in December 2012 to 79% in March 2013. In this scenario, the WSA expects global apparent steel consumption of 1.45 billion tonnes in 2013, 2.9% more than the year before, with China accounting for 669 million tonnes, 3.5% more than in 2012 and 46% of the total.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 8.3 million tonnes in 1Q13, 4% down year-on-year, while rolled flat output totaled 3.6 million tonnes, up by 1%.

Apparent domestic flat steel consumption amounted to 3.2 million tonnes in the first quarter, 4% down on 1Q12. Domestic sales of 2.9 million tonnes moved up by 2%, while imports of 0.4 million tonnes fell by 36%. On the other hand, exports climbed by 73% to 0.5 million tonnes.

The IABr expects domestic sales growth of 7.7% in 2013, fueled by various government measures, and apparent steel consumption of 26.4 million tonnes, 4.3% more than in 2012.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 828,000 units in 1Q13, 12% up on 1Q12, with sales of 830,000 units, up by 1.5%.

In April, the government opted to extend the IPI tax reduction on vehicle sales until the end of 2013, aiming at encouraging consumption. FENABRAVE (the Vehicle Distributors’ Association) expects car and light commercial vehicle sales to increase by 3.0% in 2013, while ANFAVEA estimates growth of between 3.5% and 4.5%.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials increased by 1.7% year-on-year in 1Q13.

7

ABRAMAT estimates annual sales growth of 4.5% in 2013, sustained by the policy of encouraging household consumption, the maintenance of employment and earnings levels and increasing investments in infrastructure.

Home Appliances

Sales of white goods between December 2012 and February 2013 increased by an average of 22.6% over the same period the year before, benefiting from the reduction in the IPI tax, which the government is expected to extend until June 2013 in order to maintain sector activity.

Eletros (the Home Appliance and Consumer Electronics Manufacturers’ Association) expects home appliance sales to move up by 9% in 2013.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 1.0 million tonnes in the first quarter, 5% down on 4Q12 and 3% less than in 1Q12.

Purchases by the associated network reached 1.1 million tonnes in 1Q13, flat over 4Q12 and 1Q12. Inventories closed March at around 1.0 million tonnes, 3% higher than in February, with a turnover of 2.8 months.

INDA expects flat steel sales by distributors to grow by between 5% and 6% in 2013.

Sales Volume

CSN sold 1.6 million tonnes of steel in 1Q13, 3% more than in 4Q12 and a new first-quarter record. Of this total, 77% was sold on the domestic market, 21% by overseas subsidiaries and 2% went to direct exports.

Domestic Sales Volume

Domestic sales totaled 1.2 million tonnes, 2% up on the 4Q12 figure.

Foreign Sales Volume

Foreign sales totaled 362,000 tonnes of steel products in 1Q13, 6% up on the previous quarter. Of this total, the overseas subsidiaries sold 327,000 tonnes, 189,000 of which by SWT. Direct exports came to 35,000 tonnes.

Prices

Net revenue per tonne averaged R$1,867 in 1Q13, 1% higher than the 4Q12 average of R$1,849.

Net Revenue

Net revenue from steel operations totaled R$2,947 million, 4% up on 4Q12, chiefly due to higher sales volume.

Cost of Goods Sold (COGS)

Steel segment COGS stood at R$2.456 million in 1Q13, 7% more than the previous quarter, due to higher sales volume and the use of slabs acquired from third parties.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$528 million in 1Q13, 6% down on 4Q12, basically due to the factors mentioned above, accompanied by an adjusted EBITDA margin of 18%.

Production

The Presidente Vargas Steelworks (UPV) produced 1.0 million tonnes of crude steel in 1Q13. In the same period, slab purchases from third parties came to 118,000 tonnes and rolled steel output totaled 1.1 million tonnes.

8

Production (in thousand t)	1Q13	4Q12	1Q12	Change
				1Q13 x 4Q12	1Q13 x 1Q12
Crude Steel (P. Vargas Mill)	1,047	1,143	1,200	-8%	-13%
Purchased Slabs from Third Parties	118	137	0	-14%
Total Crude Steel	1,165	1,280	1,200	-9%	-3%
Total Rolled Products	1,089	1,257	1,114	-13%	-2%

Production Costs (Parent Company)

In 1Q13, the Presidente Vargas Steelworks’ total production costs came to R$1,671 million, R$47 million less than in 4Q12, with the following variations:

  Raw Materials: reduction of R$21 million, due to the decline in steel production, which reduced raw material consumption;

  Labor: reduction of R$11 million;

•     Other Production Costs:decline of R$9 million;

  Depreciation: reduction of R$6 million.

Mining

Scenario

In 1Q13, the seaborne iron ore market was marked by record steel output in China. Strong iron ore demand by the Chinese steel plants at the beginning of the year, together with reduced seaborne supply helped push up prices. In the first quarter the Platts Fe62% CFR China index averaged US$148.40/dmt, 21% up on the previous three months.

The iron-ore quality premium hovered between US$2.30 and US$2.70/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$17.81/wmt.

In 1Q13, Brazilian exports accounted for 27.5% of the seaborne market, totaling 68 million tonnes, 30.3% less than in the previous three months.

9

Iron Ore Sales

In 1Q13, sales of finished iron ore products totaled 4.1 million tonnes, 35% less than in the previous quarter, all of which was sold abroad. Of this total, 2.2 million tonnes were sold by Namisa1.

Considering CSN’s 60% interest in Namisa, consolidated iron ore sales came to 3.3 million tonnes, 43% down on 4Q12.

The Company’s own consumption stood at 1.3 million tonnes.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$747 million in 1Q13, 43% less than in 4Q12, due to the reduction in sales volume, partially offset by the upturn in iron ore prices.

Cost of Goods Sold (COGS)

Mining COGS came to R$454 million in 1Q13, 41% down on 4Q12, chiefly due to the reduction in sales volume.

Adjusted EBITDA

Adjusted first-quarter EBITDA came to R$326 million, accompanied by an adjusted EBITDA margin of 44%, identical to the 4Q12 figure.

Logistics

Scenario

Railway Logistics

According to the ANTF (National Rail Transport Association), Brazil’s rail network transported 481 million tonnes of cargo in 2012, 6 million more than in 2011. The concessionaires invested around R$4.9 billion in the rail system throughout the year, 6.6% up on the year before.

For the next three years, the ANTF expects cargo volume to move up by 24.7%, equivalent to 600 million tonnes, with investments of around R$16 billion.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 904 million tonnes gross in 2012, 2% up on the previous year.

Bulk solids totaled 554 million tonnes, 2% more than in 2011, while container handling came to 8.2 million TEUs1, growth of 4%.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

In 1Q13, net revenue from railway logistics totaled R$225 million, COGS stood at R$171 million and adjusted EBITDA came to R$63 million, with an adjusted EBITDA margin of 28%.

Port Logistics

In 1Q13, net revenue from port logistics came to R$39 million, COGS totaled R$21 million and adjusted EBITDA stood at R$15 million, accompanied by an adjusted EBITDA margin of 38%.

10

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 16 million tonnes in 1Q13, 1.9% down on 1Q12. LTM sales through March 2013 totaled 68 million tonnes, 3.3% more than in the previous 12-month period.

Analysis of Results

In 1Q13, cement sales totaled 456,000 tonnes, net revenue came to R$98 million, COGS amounted to R$67 million and adjusted EBITDA stood at R$24 million, with a margin of 24%.

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption grew by 2.5% year-on-year in 1Q13, led by the residential and commercial segments, which recorded respective growth of 6.6% and 6.1%. Industrial consumption, however, fell by 2.4%.

In the 12 months through March 2013, consumption  increased by 3.2% over the previous 12-month period, with growth of 7.8% and 5.8% in the commercial and residential segments, respectively, and a 1.2% decline in the industrial segment.

Analysis of Results

In 1Q13, net revenue from energy sales amounted to R$47 million, COGS totaled R$41 million and adjusted EBITDA came to R$5 million, accompanied by an adjusted EBITDA margin of 11%.

Capital Market

CSN’s shares depreciated by 26% in 1Q13, versus the Ibovespa’s 8% decline in the same period. On the NYSE, CSN’s ADRs fell by 23%, while the Dow Jones climbed by 11%.

Daily traded volume in CSN’s shares on the BM&FBovespa averaged R$59.1 million in 1Q13, 7% more than the R$55.3 million recorded in 4Q12. On the NYSE, daily traded volume in CSN’s ADRs averaged US$27.6 million, 24% down on the previous quarter’s average of US$36.2 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	1Q13	4Q12
N# of shares	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	8.76	11.86
Closing price (US$/share)	4.48	5.81
Market Capitalization (R$ million)	12,779	17,292
Market Capitalization (US$ million)	6,532	8,464
Total return including dividends and interest on equity
CSNA3 (%)	-26%	4%
SID (%)	-23%	3%
Ibovespa	-8%	3%
Dow Jones	11%	-2%
Volume
Average daily (thousand shares)	5,526	4,958
Average daily (R$ Thousand)	59,109	55,292
Average daily (thousand ADRs)	5,175	6,746
Average daily (US$ Thousand)	27,592	36,171
Source: Economática

Shareholder Payments

The Annual Shareholders’ Meeting of April 30, 2013 ratified the payment of dividends totaling R$300 million, paid on January 7, 2013, and interest on equity totaling R$560 million, R$123 million of which paid in April 2013.

11

Webcast – 1Q13 Earnings Presentation

Conference Call in Portuguese
with Simultaneous Translation into English

THURSDAY, May 16, 2013

2:00 p.m. – US EST

3:00 p.m. – Brasília time

Connecting number: +1 (516) 300-1066

Conference ID: CSN
Webcast: www.csn.com.br/ir

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.CSN recorded consolidated net revenue of R$16.9 billion in 2012.

The Company uses Adjusted EBITDA to measure the performance of its various segments and their operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, equity income and other operating revenue (expenses). However, although it is used to measure segment results, EBITDA is not a measure recognized by Brazilian accounting practices or international financial reporting standards (IFRS), has no standard definition and therefore cannot be compared to similar indicators adopted by other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the United States, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

12

INCOME STATEMENT
CONSOLIDATED – Corporate Law (thousand of reais)

	1Q12	4Q12	1Q13
Net Revenues	3,435,484	4,443,723	3,641,983
Domestic Market	2,538,200	2,856,225	2,591,981
Foreign Market	897,284	1,587,498	1,050,002
Cost of Goods Sold (COGS)	(2,424,308)	(3,314,887)	(2,851,577)
COGS, excluding depreciation	(2,178,409)	(4,081,131)	(2,570,522)
Depreciation allocated to COGS	(245,899)	766,244	(281,055)
Gross Profit	1,011,176	1,128,836	790,406
Gross Margin (%)	29%	25%	22%
Selling Expenses	(130,357)	(288,656)	(199,178)
General and Administrative Expenses	(103,117)	(100,659)	(105,477)
Depreciation allocated to SG&A	(5,545)	(5,759)	(6,181)
Other operation income (expense), net	(108,778)	(144,926)	(94,644)
Equity Result	35,792	97,853	16,695
Operational Income before Financial Results	699,171	686,689	401,621
Net Financial Results	(638,664)	(541,580)	(527,283)
Income before social contribution and income taxes	60,507	145,109	(125,662)
Income Tax and Social Contribution	32,128	171,028	141,978
Net Income	92,635	316,137	16,316

13

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$ )

	1Q12	4Q12	1Q13
Net Revenues	2,409,456	2,900,511	2,853,215
Domestic Market	2,187,887	2,644,995	2,391,553
Foreign Market	221,569	255,516	461,662
Cost of Goods Sold (COGS)	(1,887,154)	(2,049,827)	(2,205,276)
COGS, excluding depreciation	(1,672,047)	(1,818,824)	(1,979,086)
Depreciation allocated to COGS	(215,107)	(231,003)	(226,190)
Gross Profit	522,302	850,684	647,939
Gross Margin (%)	22%	29%	23%
Selling Expenses	(66,685)	(85,719)	(107,649)
General and Administrative Expenses	(75,374)	(81,951)	(74,107)
Depreciation allocated to SG&A	(3,496)	(3,585)	(3,640)
Other operation income (expense), net	(67,671)	(84,206)	(75,009)
Equity Result	187,566	482,795	(112,473)
Operational Income before financial results	496,642	1,078,018	275,061
Net Financial Results	(501,229)	(695,735)	(465,239)
Income before social contribution and income taxes	(4,587)	382,283	(190,178)
Income Tax and Social Contribution	115,281	(50,444)	217,504
Net Income	110,694	331,839	27,326

14

BALANCE SHEET
Corporate Law – In Thousand of R$

	Consolidated		Parent Company
	03/31/2013	12/31/2012	03/31/2013	12/31/2012
Current Assets	18,120,456	19,098,586	8,005,202	8,386,446
Cash and Cash Equivalents	11,332,139	11,891,821	2,568,908	2,995,757
Trade Accounts Receivable	2,514,625	2,661,417	2,169,665	2,032,431
Inventory	3,386,368	3,393,193	2,703,999	2,704,302
Other Current Assets	887,324	1,152,155	562,630	653,956
Non-Current Assets	34,591,573	34,184,683	38,704,379	38,539,088
Long-Term Assets	4,234,557	3,920,971	3,987,156	3,526,732
Investments	10,588,232	10,839,787	22,842,004	23,356,506
Property, Plant and Equipment	18,890,009	18,519,064	11,856,487	11,636,182
Intangible	878,775	904,861	18,732	19,668
TOTAL ASSETS	52,712,029	53,283,269	46,709,581	46,925,534
Current Liabilities	7,039,603	6,550,899	7,151,562	5,700,760
Payroll and Related Taxes	191,818	184,963	127,325	130,014
Suppliers	1,827,730	2,025,461	1,280,802	1,193,726
Taxes Payable	332,130	272,766	169,594	118,365
Loans and Financing	2,665,999	2,169,122	3,675,018	2,621,503
Others	1,697,039	1,582,040	1,634,552	1,383,179
Provision for Tax, Social Security, Labor and Civil Risks	324,887	316,547	264,271	253,973
Non-Current Liabilities	37,501,229	37,724,857	31,771,779	32,607,877
Loans, Financing and Debentures	26,784,462	27,135,582	20,593,354	21,518,489
Deferred Income Tax and Social Contribution	222,893	238,241
Others	9,128,736	9,009,049	9,012,459	8,927,096
Provision for Tax, Social Security, Labor and Civil Risks	386,812	371,697	347,429	344,951
Other Provisions	978,326	970,288	1,818,537	1,817,341
Shareholders' Equity	8,171,197	9,007,513	7,786,240	8,616,897
Capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital Reserve	30	30	30	30
Earnings Reserves	3,130,543	3,690,543	3,130,543	3,690,543
Retained Earnings	27,326		27,326
Other Comprehensive Income	88,341	386,324	88,341	386,324
Non-Controlling Shareholders' Interests	384,957	390,616
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	52,712,029	53,283,269	46,709,581	46,925,534

15

CASH FLOW STATEMENT CONSOLIDATED – Corporate Law – In Thousand of R$
1Q13
Cash Flow from Operating Activities	(215,773)
Net income/(loss) for the period	16,316
Foreign exchange and monetary variations, net	(135,767)
Provision for financial expenses	479,972
Depreciation, exhaustion and amortization	294,273
Write-off of permanent assets	1,832
Equity Result	(16,695)
Result from derivative financial instruments	(5,870)
Deferred income taxes and social contribution	(219,813)
Provisions	61,813
Working Capital	(691,834)
Accounts Receivable	101,032
Inventory	(114,993)
Receivables from related parties	89,316
Suppliers	(224,050)
Taxes and Contributions	(56,398)
Interest Expenses	(512,365)
Judicial Deposits	7,624
Others	18,000
Cash Flow from Investment Activities	(233,055)
Derivatives	207,417
Acquisition of Controlled Companies	-
Investments	-
Fixed Assets/Intangible	(440,472)
Cash from acquisitions of controlled companies	-
Cash Flow from Financing Companies	(49,453)
Issuances	349,329
Amortizations	(104,264)
Principal payment - acquisition of controlled companies	-
Dividends/Interest on equity	(299,942)
Payment of Capital - Non-Controlling Shareholders	5,424
Foreign Exchange Variation on Cash and Cash Equivalents	(61,401)
Free Cash Flow	(559,682)

16

SALES VOLUME AND NET REVENUE PER UNIT (STEEL)

CONSOLIDATED
SALES VOLUME (thousand tonnes)

	1Q12	4Q12	1Q13
DOMESTIC MARKET	1,035	1,163	1,188
Slabs	-	2	5
Hot Rolled	492	554	552
Cold Rolled	193	199	211
Galvanized	250	286	303
Tin Plate	100	122	117
FOREIGN MARKET	287	342	362
Slabs	-	-	-
Hot Rolled	8	2	12
Cold Rolled	11	14	16
Galvanized	110	103	115
Tin Plate	23	35	30
Steel Profiles	135	188	189
TOTAL MARKET	1,322	1,506	1,550
Slabs	-	2	5
Hot Rolled	500	556	563
Cold Rolled	204	213	228
Galvanized	360	390	418
Tin Plate	123	157	147
Steel Profiles	135	188	189

PARENT COMPANY
SALES VOLUME (thousand tonnes)

	1Q12	4Q12	1Q13
DOMESTIC MARKET	1,056	1,176	1,203
Slabs	-	2	5
Hot Rolled	505	565	559
Cold Rolled	197	203	209
Galvanized	256	284	308
Tin Plate	99	123	122
FOREIGN MARKET	27	38	35
Slabs	-	-	-
Hot Rolled	-	1	-
Cold Rolled	-	-	-
Galvanized	4	2	4
Tin Plate	23	35	30
TOTAL MARKET	1,084	1,214	1,238
Slabs	-	2	5
Hot Rolled	505	565	559
Cold Rolled	197	203	209
Galvanized	260	286	312
Tin Plate	122	158	152

CONSOLIDATED NET REVENUE PER UNIT (R$/ton)

	1Q12	4Q12	1Q13
TOTAL MARKET	1,806	1,849	1,867

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 17, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.